EXHIBIT 4.3

GILAT SATELLITE NETWORKS LTD
2005 SHARE INCENTIVE PLAN

1.	Purpose

        The Gilat Satellite Networks Ltd. 2005 Share Incentive Plan (the “Plan”) is intended to encourage directors, service providers, officers and other designated employees of Gilat Satellite Networks Ltd. (the “Company”) and its subsidiaries and affiliates to acquire the Company’s ordinary shares, par value NIS 0.20 (“Ordinary Shares”). It is believed that the Plan will serve the interests of the Company and its shareholders because it allows Participants (as defined in Section 3 below) to have a greater personal financial interest in the Company through ownership of, or the right to acquire, its Ordinary Shares, which in turn will stimulate the efforts of the Participants on the Company’s behalf, and maintain and strengthen their desire to remain with the Company. It is believed that the Plan also will assist in the recruitment of individuals who may be eligible to participate in the Plan.

        It is intended that the Plan shall serve as the primary plan under which equity-based awards are awarded on a worldwide basis to Participants who are employed by or perform services for the Company or the Company’s subsidiaries and affiliates.

2.	Administration

        The Board of Directors of the Company (the “Board”) will have exclusive authority to (i) approve one or more subplans that will be established, within the parameters and according to the overall terms and provisions of the Plan, to facilitate local administration of the Plan in Israel and in various other jurisdictions in which the Company and its subsidiaries operate, and to conform the broad provisions of the Plan with legal and tax requirements of each such jurisdiction (each a “Subplan”); (ii) allocate from within the aggregate number of Ordinary Shares covered by the Plan, a portion of such Ordinary Shares to be specifically utilized in connection with each of the Subplans , and determine the types of Incentives (as defined in Section 5 below) to be granted;] (iii) if necessary, establish such broad overriding policies, broad guidelines or parameters that shall be applicable to all Incentives granted under the Subplans during the forthcoming year as the Board may deem appropriate (the “Annual Policies”); (iv) grant awards under the Plan and Sub-Plans; (v) approve any supplements to or amendments, restatements or alterations of the Plan or any such Subplan (other than a change in the overall number of Ordinary Shares covered by the Plan), as may be necessary to comply with legal or tax requirements or which they may otherwise deem necessary and appropriate, and (vi) make determinations with respect to adjustments of Ordinary Shares pursuant to Section 6(b). Any such actions or authority may be delegated to a committee comprised of “independent directors” as defined under the rules and regulations of the National Association of Securities Dealers Automated Quotation System (“NASDAQ”), and shall include at least one Statutory Independent Director (as defined under Israeli law), subject and to the extent such delegation is permitted under applicable law.

        In all other respects, the Plan shall be administered (a by a committee appointed by the Board and consisting of not less than two members (each such committee, as applicable, the “Committee”). The Committee shall have the power, within the parameters and terms and conditions of the Plan and any Annual Policies, to the extent that such policies may have been adopted, to (i) approve the Participants to whom Incentives may be granted under the Plan (or any Subplan); (ii) determine the type or types of Incentives to be granted to each Participant; (iii) determine the terms and conditions of any Incentive granted; and (iv) interpret and administer the Plan or applicable Subplan and any instrument or agreement entered into under or in connection with the Plan or any such Subplan, including any Incentive award agreement. The terms and provisions of Incentives and the agreements evidencing Incentives need not be uniform and may be made selectively among Participants who receive, or are eligible to receive, Incentives under the Plan or any Subplan, whether or not such Participants are similarly situated.

        The Committee shall have the responsibility of construing and interpreting the Plan and any Subplan, including the right to construe disputed Plan provisions, and of establishing, amending and construing such rules and regulations as it may deem necessary or desirable for the proper administration of the Plan or any Subplan. Any decision or action taken or to be taken by the Committee, arising out of or in connection with the construction, administration, interpretation and effect of the Plan or any Subplan and of its rules and regulations, shall, to the maximum extent permitted by applicable law, be within its absolute discretion and shall be final, binding and conclusive upon the Company, or the relevant Company subsidiary, all Participants and any person claiming under or through any Participant.

        For the purpose of this Section and all subsequent Sections, the Plan shall be deemed to include this Plan and any Subplans, supplements to or amendments, restatements or alternative versions of this Plan or any Subplan approved by the Board which, in the aggregate, shall constitute one Plan governed by the terms set forth herein.

3.	Eligibility

    (a)        Participants. Directors, officers, service providers and employees of the Company and its subsidiaries and affiliates have been approved by the Committee as participants (collectively referred to as “Participants” and individually as a “Participant”) shall be eligible to receive grants of Incentives under the Plan. Incentives granted to directors of the Company shall be subject to the prior approval of the shareholders of the Company. Once such approval is obtained, the Ordinary Shares subject to Incentives shall count against the maximum number of Ordinary Shares permitted to be issued under the Plan pursuant to Section 6(a). Participation in the Plan shall be limited to Participants who have entered into a written agreement evidencing the terms of an Incentive award granted pursuant to the terms of the Plan. However, no individual shall at any time have a right to be selected for participation in the Plan.

    (b)        No Right to Continued Employment. Nothing in the Plan shall interfere with or limit in any way the right of the Company or its subsidiaries or affiliates to terminate the employment of a Participant at any time, nor confer upon any Participant the right to continue in the employ of the Company or its subsidiaries or affiliates, as applicable. No director, officer or employee shall have a right to receive an Incentive or any other benefit under this Plan or, having been granted an Incentive or other benefit, to receive any additional Incentive or other benefit. Except as may be otherwise specifically stated in any other employee benefit plan, policy or program, neither any Incentive under this Plan nor any amount realized from any such Incentive shall be treated as compensation for the purpose of calculating an employee’s benefit under any such benefit plan, policy or program.

4.	Term of the Plan

        This Plan shall be effective as of December 28, 2005, subject to the approval of the Plan by the shareholders of the Company at the 2005 Special General Meeting to be held December 27, 2005 (the “Effective Date”). No Incentive shall be granted under the Plan after December 27, 2012, but the term and exercise of Incentives granted theretofore may extend beyond that date.

5.	Incentives

        Incentives under the Plan may be granted in any one or a combination of the following awards: (a) Share Options; (b) Performance Share Awards; (c) Performance Share Unit Awards; (c) Restricted Share Awards; (e) Restricted Share Unit Awards; and (f) other Share-Based Awards (collectively, “Incentives”). All Incentives shall be subject to the terms and conditions set forth in the Plan and in any Incentive award agreement executed by the Participant and the Company and such other terms and conditions as may be established by the Committee.

6.	Ordinary Shares Available for Incentives; Adjustments; Delay in Delivery; Limit on Aggregate Incentives and Change in Control Provisions

    (a)        Ordinary Shares Available. Subject to the provisions of Section 6(b), the maximum number of Ordinary Shares that may be issued under the Plan is 1.5 million in a fungible pool of Ordinary Shares. The maximum number of available Ordinary Shares will be reduced by one Ordinary Share for every Share Option or any other unit of an Incentive that is awarded under the Plan. Any Ordinary Shares under this Plan that are not purchased or awarded under an Incentive that has lapsed, expired, terminated or been canceled may be used for the further grant of Incentives under the Plan. Incentives and similar awards issued by an entity that is merged into or with the Company, acquired by the Company or otherwise involved in a similar corporate transaction with the Company are not considered issued under this Plan. Ordinary Shares under this Plan may be delivered by the Company from its authorized and newly issued Ordinary Shares or from issued and reacquired Ordinary Shares held as treasury stock, or both. In no event shall fractional shares be issued under the Plan.

    (b)        Adjustment of Ordinary Shares. The aggregate number of Ordinary Shares that may be purchased or acquired pursuant to Incentives granted hereunder, the number of Ordinary Shares covered by each outstanding Incentive and the price per share with respect to any Share Option shall be appropriately adjusted for any increase or decrease in the number of outstanding Ordinary Shares resulting from stock splits, recapitalizations, reorganizations or any other subdivision or consolidation of Ordinary Shares or for other capital adjustments or payments of stock dividends or distributions or other increases or decreases in the outstanding Ordinary Shares effected without receipt of consideration by the Company. Any adjustment shall be conclusively determined by the Board in its sole discretion.

    (c)        Delay in Delivery.

    (i)        The Company is relieved from any liability for the non-issuance or non-transfer, or for any delay in the issuance or transfer of any Ordinary Shares subject to Incentives, resulting from the inability of the Company to obtain, or from any delay in obtaining, from any regulatory body having jurisdiction or authority, any requisite approval to issue or transfer any such Ordinary Shares, if counsel for the Company deems such approval necessary for the lawful issuance or transfer thereof.

    (ii)        Without limiting the generality of the foregoing, the Company shall not have any obligation or liability as a result of any delay in issuing any certificate evidencing Ordinary Shares or in the delivery thereof to Participants, or any act or omission of the Company-designated brokerage firm in relation to the Ordinary Shares.

    (d)        Change in Control Provisions.

    (i)        Impact of Change in Control on Share Options, Restricted Share Awards, Restricted Share Unit Awards and other Share-Based Awards. The terms of each Incentive shall provide in the Incentive award agreement evidencing the Incentive that, upon a Change in Control (as defined below), (a) Share Options outstanding as of the date of the Change in Control shall become fully vested and exercisable (b) restrictions on Restricted Share Awards and Restricted Share Unit Awards shall lapse and the Restricted Share Awards and Restricted Share Unit Awards shall become free of all restrictions and limitations and become vested, and (c) the restrictions and other conditions applicable to any other Share-Based Awards shall lapse, and such other Share-Based Awards shall become free of all restrictions, limitations or conditions and become fully vested in full and transferable to the full extent of the original grant, subject in each case to any terms and conditions contained in the Incentive award agreement evidencing such Incentive, including but not limited to a condition that such treatment will apply only if the Participant remains employed on the effective date of the Change in Control or has incurred an involuntary termination of employment without cause on account of the Change in Control, as determined by the Board or the Committee in its discretion, within a period of up to 3 months prior to the effective date of the Change in Control. Notwithstanding any other provision of the Plan, the Board or the Committee in its discretion, may determine that, upon the occurrence of a Change in Control, each Share Option outstanding shall terminate within a specified number of days after notice to the Participant, and such Participant shall receive, with respect to each Ordinary Share subject to such Share Option, an amount equal to the excess of the fair market value (determined on the basis provided in Section 7(b)) of such share immediately prior to the occurrence of such Change in Control over the exercise price per share of such Share Option, such amount to be payable in cash, in one or more kinds of stock or property (including the stock or property, if any, payable in the transaction) or in a combination thereof, as the Board or Committee, in its discretion, shall determine.

    (ii)        Assumption of Share Options Upon Change in Control. In the event of a Change in Control, the successor company may assume or substitute for a Share Option. For the purposes of this Section 6(d)(ii), a Share Option shall be considered assumed or substituted for if following the Change in Control the award confers the right to purchase, for each Ordinary Share subject to the Share Option immediately prior to the Change in Control, the common stock of the successor company equal in fair market value to the per share consideration received by holders of Ordinary Shares; provided, however, that if such consideration received in the transaction constituting a Change in Control is not solely common stock of the successor company, the Board or the Committee may, with the consent of the successor company, provide that the consideration to be received upon the exercise of a Share Option for each Ordinary Share subject thereto, will be solely common stock of the successor company substantially equal in fair market value to the per share consideration received by holders of Ordinary Shares in the transaction constituting a Change in Control. The determination of such substantial equality of value of consideration shall be made by the Board in its sole discretion and its determination shall be conclusive and binding.

    (iii)        Impact of Change in Control on Performance Share Awards and Performance Share Unit Awards. The terms of any Performance Share Award or Performance Share Unit Award shall provide in the Incentive award agreement evidencing the Performance Share Award or Performance Share Unit Award that, upon a Change in Control:

    (A)        a pro rata portion of Performance Share Awards or Performance Share Unit Awards shall be considered to be earned and payable based on the portion of the Award Period (defined below) completed as of the date of the Change in Control and based on performance to such date, or if performance to such date is not determinable, based on target performance, and

    (B)        the remaining portion of Performance Share Awards and Performance Share Unit Awards shall be assumed, converted or replaced with restricted stock or restricted stock units, as applicable, in the successor company’s shares based on the portion of the Award Period not yet completed and based on target performance. Such assumed, converted or replaced portion of the Performance Share Award or Performance Share Unit Award shall be restricted for the remainder of the Award Period. If the successor company does not assume, convert or replace the remaining portion of the Performance Share Award or Performance Share Unit Award as described in this Section 6(e)(iii)(B), the full award shall be considered earned and payable upon consummation of the Change in Control. Notwithstanding the foregoing, the Incentive award agreement for a Performance Share Award or Performance Share Unit Award may provide that, in the event of an involuntary termination of the Participant’s employment with the Company or any subsidiary or affiliate without cause on account of the Change in Control, as determined by the Board or the Committee in its sole discretion, within a period of up to 3 months prior to the effective date of the Change in Control and/or in the event of an involuntary termination of the Participant’s employment without cause in such successor company within the period of up to 24 months following such Change in Control, the award shall be considered immediately and fully earned and payable.

    (e)        Definition of Change in Control. For purposes of the Plan, Change in Control shall mean a change in ownership or control of the Company effected through any of the following transactions:

    (i)        A merger, consolidation or other reorganization approved by the Company’s shareholders, unless securities representing more than fifty percent (50%) of the total combined voting power of the voting securities of the successor company are immediately thereafter beneficially owned, directly or indirectly and in substantially the same proportion, by the persons who beneficially owned the Company’s outstanding voting securities immediately prior to such transaction; or

(ii) The sale, transfer or other disposition of all or substantially all of the Company’s assets in complete liquidation or dissolution of the Company; or

    (iii)        Any transaction or series of related transactions pursuant to which any person or any group of persons comprising a “group” within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934 (the “Exchange Act”) (other than the Company or a person that, prior to such transaction or series of related transactions, directly or indirectly controls, is controlled by or is under common control with, the Company) becomes directly or indirectly the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of securities possessing (or convertible into or exercisable for securities possessing) more than fifty percent (50%) of the total combined voting power of the Company’s securities outstanding immediately after the consummation of such transaction or series of related transactions, whether such transaction involves a direct issuance from the Company or the acquisition of outstanding securities held by one or more of the Company’s shareholders; or

    (iv)        The individuals who constituted the Board as of the Effective Date (the “Incumbent Board”) cease for any reason to constitute at least a majority of the directors of the Company; provided, however, that individuals whose election, or whose nomination for election by the Company’s shareholders, was approved by a vote of at least two-thirds (2/3) of the Incumbent Board shall be considered, for purposes of this Plan, members of the Incumbent Board; and provided, further, that no individual shall be considered a member of the Incumbent Board if such individual initially assumed office as a result of either an actual or threatened “election contest” (as described in Rule 14a-11 promulgated under the Exchange Act) (an “Election Contest”) or other actual or threatened solicitation of proxies or consents by or on behalf of a person or entity other than the Board (a “Proxy Contest”), including by reason of any agreement intended to avoid or settle any Election Contest or Proxy Contest.

7.	Share Options

        The Committee may grant options (“Share Options”) hereunder to Participants. The Share Options shall be subject to the following terms and conditions and such other terms and conditions not inconsistent with the terms of the Plan as the Committee may prescribe:

    (a)        Incentive Award Agreement. All Share Options granted pursuant to this Section 7 shall be evidenced by a written Incentive award agreement in such form and containing such terms and conditions as the Committee shall determine that are not inconsistent with the provisions of the Plan. With respect to Share Options granted to U.S. Participants, such Share Options granted are not intended to qualify as incentive stock options under Section 422 of the U.S. Internal Revenue Code (the “Code”) and shall be designated as options which do not so qualify.

    (b)        Share Option Price. The exercise price of each Share Option granted under the Plan shall be determined by the Committee; provided, that the exercise price shall not be less than 100 percent of the fair market value (as defined below) of an Ordinary Share on the date the Share Option is granted, or the grant thereof is approved, as applicable under the laws or regulations of the various jurisdictions.

At any time when the Ordinary Shares are quoted on the, NASDAQ, the fair market value shall be the closing price on, NASDAQ on the date on which the option is granted, or, if not quoted on that day, then on the last preceding date on which such Ordinary Shares are quoted. If the Ordinary Shares are not quoted on NASDAQ, or if representative quotes are not otherwise available, the fair market value of the Ordinary Shares shall mean the amount determined by the Committee to be the fair market value based upon a good faith attempt to value the Ordinary Shares accurately and computed in accordance with applicable laws, rules and regulations.

    (c)        Share Option Period. The period of each Share Option shall be fixed by the Committee, provided that, unless otherwise determined by the Committee, the period for Share Options shall not exceed seven years from the date of grant (the “Termination Date”).

    (d)        Exercise of Share Option and Payment. Unless otherwise determined in a Sub-Plan, no Ordinary Shares shall be issued until full payment of the option price has been made. Payment for the Ordinary Shares acquired pursuant to a Share Option shall be made in full, upon exercise of the Share Option, in immediately available funds, by cash or certified or bank cashier’s check.

    (e)        First Exercisable Date. The Committee shall determine how and when Ordinary Shares covered by a Share Option may be purchased. Subject to Section 6(b), Share Options granted under the Plan shall vest and become exercisable subject to vesting to be determined by the Committee. Share Options may be exercisable in whole or in part and if an option is exercisable in part, the portion thereof which is exercisable and not exercised shall remain exercisable.

    (f)        Termination of Share Options. Unless otherwise determined by the Committee, if prior to the Termination Date, a Participant ceases to be employed by the Company or a subsidiary or affiliate, as applicable, (i) for any reason other than death, disability, retirement or for cause, the Share Option will remain exercisable by the Participant for a period not extending beyond three months after the date of cessation of employment, but in no event later than the Termination Date, to the extent it was exercisable at the time of cessation of employment, and (ii) by reason of termination of employment for cause, or by voluntary termination at a time when the Company, or any subsidiary or affiliate, as applicable, is entitled to terminate such Participant’s employment for cause, the Share Option (both vested and unvested options) shall terminate immediately, unless prohibited by applicable law. The terms and conditions under which a Participant’s Share Options shall terminate in connection with any cessation of employment, other than as provided in (i) or (ii) above, shall be provided in the Participant’s Incentive award agreement.

    (g)        Escrow Agreement. The Committee may require a Participant who receives a Share Option to enter into an escrow or trustee agreement providing that such Share Option, or the Ordinary Shares to distributed in connection with the exercise thereof, will remain in the physical custody of an escrow holder or trustee, as necessary to satisfy applicable local law.

For purposes of the Plan, in the case of a Participant who is a director, references to employment herein shall be deemed to refer to such director’s service in such capacity.

8.	Performance Share Awards

        The Committee may grant awards under which payment shall be made in Ordinary Shares if the performance of the Company or any subsidiary, division or affiliate of the Company approved by the Committee during the Award Period (defined below) meets certain goals established by the Committee (“Performance Share Awards”). Such Performance Share Awards shall be subject to the following terms and conditions and such other terms and conditions not inconsistent with the terms of the Plan as the Committee may prescribe:

    (a)        Incentive Award Agreement. The terms of any Performance Share Award granted under the Plan shall be set forth in a written Incentive award agreement, which shall contain provisions determined by the Committee and not inconsistent with the Plan.

    (b)        Award Period and Performance Goals. The Committee shall determine and include in a Performance Share Award grant the period of time for which a Performance Share Award is made (“Award Period”). The Committee also shall establish, consistent with any Annual Policies, to the extent that any such policies may have been established performance objectives (“Performance Goals”) to be met by the Company or any subsidiary, division or affiliate of the Company or any employees thereof during the Award Period as a condition to payment of the Performance Share Award. The Performance Goals may include share price, pre-tax profits, earnings per share, return on shareholders’ equity, return on assets, sales, net income or any combination of the foregoing or any other financial or other measurement established by the Committee. The Performance Goals may include minimum and optimum objectives or a single set of objectives.

    (c)        Payment of Performance Share Awards. The Committee shall establish the method of calculating the amount of payment to be made under a Performance Share Award if the Performance Goals are met, including the fixing of a maximum payment. The Performance Share Award shall be expressed in terms of Ordinary Shares and referred to as “Performance Shares.” After the completion of an Award Period, the performance of the Company or subsidiary, division or affiliate of the Company, as applicable, shall be measured against the Performance Goals, and the Committee or the Board shall determine, in accordance with the terms of such Performance Share Award, whether all, none or any portion of a Performance Share Award shall be paid.

    (d)        Revision of Performance Goals. At any time prior to the end of an Award Period, the Committee may revise the Performance Goals and the computation of payment if unforeseen events occur that have a substantial effect on the performance of the Company or any subsidiary, division or affiliate of the Company and which, in the judgment of the Committee, makes the application of the Performance Goals unfair unless a revision is made.

    (e)        Requirement of Employment. A grantee of a Performance Share Award must remain in the employ of the Company or any subsidiary or affiliate until the completion of the Award Period in order to be entitled to payment under the Performance Share Award; provided, that the Committee may, in its discretion, provide for a full or partial payment where such an exception is deemed equitable

    (f)        Escrow Agreement. The Committee may require a Participant who receives a Performance Share Award to enter into an escrow or trustee agreement providing that the Ordinary Shares to be distributed in connection with the settlement of a Performance Share Award will remain in the physical custody of an escrow holder or trustee, as necessary to satisfy applicable local law. To the extent deemed appropriate by the Committee, such escrow or trustee agreements may include a request to transfer the record ownership of such Ordinary Shares into the name of the escrow agent.

    (g)        Dividends. The Committee may, in its discretion, at the time of the granting of a Performance Share Award, provide that the cash equivalent of any dividends declared on the Ordinary Shares during the Award Period, and which would have been paid with respect to Performance Shares had they been owned by a grantee, shall be paid to the Participant at the time the Performance Shares become payable to the Participant.

9.	Performance Share Unit Awards

        The Committee may grant performance share units (each, a “Performance Share Unit,” and any award of Performance Share Units is hereafter referred to as a “Performance Share Unit Award”) to Participants. Each Performance Share Unit is a notional unit representing the right to receive one Ordinary Share as provided in Section 9(c). Each Performance Share Unit Award shall be subject to the following terms and conditions and such other terms and conditions not inconsistent with the terms of the Plan as the Committee may prescribe:

    (a)        Incentive Award Agreement. The terms of any Performance Share Unit Award granted under the Plan shall be set forth in a written Incentive award agreement, which shall contain provisions determined by the Committee and not inconsistent with the Plan.

    (b)        Award Period and Performance Goals. The Committee shall determine and include in a Performance Unit Share Award grant the Award Period. The Committee also shall establish, consistent with any Annual Policies, to the extent that any such policies may have been established, Performance Goals to be met by the Company or any subsidiary, business unit, division or affiliate of the Company during the Award Period as a condition to settlement of the Performance Share Unit Award. The Performance Goals may include minimum and optimum objectives or a single set of objectives.

    (c)        Payment of Performance Share Unit Awards. The Committee shall establish the method of calculating the amount of payment to be made under a Performance Share Unit Award if the Performance Goals are met, including the fixing of a maximum payment. The Performance Share Unit Award shall be expressed in terms of Ordinary Shares and referred to as “Performance Unit Shares.” After the completion of an Award Period, the performance of the Company or subsidiary, division or affiliate of the Company, as applicable, shall be measured against the Performance Goals, and the Committee or the Board shall determine, in accordance with the terms of such Performance Share Unit Award, whether all, none or any portion of a Performance Share Unit Award shall be paid.

    (d)        Revision of Performance Goals. At any time prior to the end of an Award Period, the Committee may revise the Performance Goals and the computation of payment if unforeseen events occur that have a substantial effect on the performance of the Company or any subsidiary, division or affiliate of the Company and which, in the judgment of the Committee, makes the application of the Performance Goals unfair unless a revision is made.

    (e)        Requirement of Employment. A grantee of a Performance Share Unit Award must remain in the employ of the Company or any subsidiary or affiliate until the completion of the Award Period in order to be entitled to payment under the Performance Share Unit Award; provided, that the Committee may, in its discretion, provide for a full or partial payment where such an exception is deemed equitable.

    (f)        Dividends. The Committee may, in its discretion, at the time of the granting of a Performance Share Unit Award, provide that the cash equivalent of any dividends declared on the Ordinary Shares during the Award Period, and which would have been paid with respect to Performance Unit Shares had they been owned by a grantee, shall be paid to the Participant at the time the Performance Unit Shares become payable to the Participant.

    (g)        Escrow Agreement. The Committee may require a Participant who receives a Performance Share Unit Award to enter into an escrow or trustee agreement providing that the Ordinary Shares to be distributed in connection with the settlement of a Performance Share Unit Award will remain in the physical custody of an escrow holder or trustee, as necessary to satisfy applicable local law.

    (h)        Creditors’ Rights. A Participant who has been granted a Performance Share Unit Award shall have no rights other than those of a general creditor of the Company. A Performance Share Unit represents an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Incentive award agreement.

10.	Restricted Share Awards

        The Committee may grant Ordinary Shares to a Participant, which shall be subject to the following terms and conditions and such other terms and conditions not inconsistent with the terms of the Plan as the Committee may prescribe (“Restricted Share Award”):

    (a)        Incentive Award Agreement. The terms of any Restricted Share Award granted under the Plan shall be set forth in a written Incentive award agreement, which shall contain provisions determined by the Committee and not inconsistent with the Plan. The Committee shall have absolute discretion to determine whether any consideration (other than services) is to be received by the Company as a condition precedent to the issuance of the Ordinary Shares.

    (b)        Requirement of Employment. A grantee of a Restricted Share Award must remain in the employment of the Company, subsidiary or affiliate during a period designated by the Committee in order to retain the Ordinary Shares under the Restricted Share Award; provided that, unless specifically determined by the Committee, the Restricted Share Award shall be subject to vesting as determined in the Sub-Plan (“Restricted Share Restriction Period”). If the grantee leaves the employment of the Company, subsidiary or affiliate prior to the end of the Restricted Share Restriction Period, the Restricted Share Award shall terminate and the Ordinary Shares shall be returned immediately to the Company, or cancelled. The Committee may, in its discretion, also provide for such complete or partial exceptions to the employment restriction as it deems equitable.

    (c)        Rights of Holders of Restricted Share Awards. Beginning on the date of grant of the Restricted Share Award and subject to the execution of an Incentive award agreement, the Participant shall become a shareholder of the Company with respect to any Ordinary Shares subject to the Restricted Share Award and shall have all the rights of a shareholder, including the right to vote such Ordinary Shares and, subject to the Committee’s discretion pursuant to Section 10(f), the right to receive distributions made with respect to such Ordinary Shares.

    (d)        Restrictions on Transfer and Legend on Ordinary Share Certificates. During the Restricted Share Restriction Period, the grantee may not sell, assign, transfer, pledge or otherwise dispose of Ordinary Shares. Each certificate for Ordinary Shares issued hereunder shall contain a legend giving appropriate notice of the restrictions in the grant.

    (e)        Lapse of Restrictions. All restrictions imposed under the Restricted Share Award shall lapse upon the expiration of the Restricted Share Restriction Period if the conditions as to employment set forth above have been met. The grantee shall then be entitled to have the legend removed from the certificates.

    (f)        Performance Goals. The Committee may designate whether any Restricted Share Award is intended to be performance-based. Any such Restricted Share Award shall be conditioned on the achievement of one or more Performance Goals (as defined in Section 8(b)) (subject to revision as provided in Section 8(d)).

    (g)        Escrow Agreement. The Committee may require a Participant who receives a Restricted Share Award to enter into an escrow or trustee agreement providing that the Ordinary Shares to be distributed in connection with the settlement of the Restricted Share Award will remain in the physical custody of an escrow holder or trustee, as necessary to satisfy applicable local law. To the extent deemed appropriate by the Committee, such escrow or trustee agreements may include a request to transfer the record ownership of such Ordinary Shares into the name of the escrow agent.

    (h)        Dividends. The Committee may, in its discretion, at the time of the Restricted Share Award, provide that any dividends declared on the Ordinary Shares during the Restricted Share Restriction Period shall be (i) paid to the grantee, or (ii) accumulated for the benefit of the grantee and paid to the grantee only after the expiration of the Restricted Share Restriction Period.

11.	Restricted Share Unit Awards

        The Committee may grant restricted share units (each, a “Restricted Share Unit,” and any award of Restricted Share Units is hereafter referred to as a “Restricted Share Unit Award”) to Participants. Each Restricted Share Unit is a notional unit representing the right to receive one Ordinary Share on the Settlement Date (as defined below). Each Restricted Share Unit Award shall be subject to the following terms and conditions and such other terms and conditions not inconsistent with the terms of the Plan as the Committee may prescribe:

    (a)        Incentive Award Agreement. The terms of any Restricted Share Unit Award granted under the Plan shall be set forth in a written Incentive award agreement, which shall contain provisions determined by the Committee and not inconsistent with the Plan. The Committee shall have absolute discretion to determine whether any consideration (other than services) is to be received by the Company as a condition precedent to the issuance of the Ordinary Shares.

    (b)        Requirement of Employment. A grantee of a Restricted Share Unit Award must remain in the employment of the Company, subsidiary or affiliate during a period designated by the Committee in order to receive Ordinary Shares under the terms of the Incentive award agreement; provided that, unless specifically determined by the Committee, the Restricted Share Award shall be subject to vesting no earlier than the second anniversary of the date of grant (“Restricted Unit Restriction Period”). If the grantee leaves the employment of the Company, subsidiary or affiliate prior to the end of the Restricted Unit Restriction Period, the Restricted Share Unit Award shall terminate, and all rights of the grantee to such award shall terminate. The Committee may, in its discretion, also provide for such complete or partial exceptions to the employment restriction as it deems equitable.

    (c)        Settlement of Restricted Share Units. Upon a date or dates on or following the expiration of the Restricted Unit Restriction Period, unless earlier forfeited, the Company shall settle the Restricted Share Unit Award by delivering (i) a number of Ordinary Shares equal to the number of Restricted Share Units subject to the Restricted Share Unit Award then vested and not otherwise forfeited, and (ii) if applicable, a number of Ordinary Shares having a value equal to any unpaid dividends declared on the Ordinary Shares subject to the Restricted Share Unit Award during the Restricted Unit Restriction Period. No Ordinary Shares shall be issued to Participants at the time a Restricted Share Unit Award is granted.

    (d)        Creditors’ Rights. A Participant who has been granted a Restricted Share Unit Award shall have no rights other than those of a general creditor of the Company. A Restricted Share Unit represents an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Incentive award agreement.

    (e)        Performance Goals. The Committee may designate whether any Restricted Share Unit Award is intended to be performance-based. Any such Restricted Share Unit Award shall be conditioned on the achievement of one or more Performance Goals (as defined in Section 8(b)) (subject to revision as provided in Section 8(d)).

    (f)        Escrow Agreement. The Committee may require a Participant who receives a Restricted Share Unit Award to enter into an escrow or trustee agreement providing that the Ordinary Shares to be distributed in connection with the settlement of the Restricted Share Unit Award will remain in the physical custody of an escrow holder or trustee, as necessary to satisfy applicable local law.

12.	Other Share-Based Awards

        The Board may establish other share-based awards payable in Ordinary Shares (each, a “Share-Based Award”), which may be granted to Participants by the Committee based on such terms and conditions not inconsistent with the terms of the Plan as the Board or the Committee may determine in its sole discretion. Share-Based Awards may be made as additional compensation for services rendered by a Participant or may be in lieu of cash or other compensation to which the Participant is entitled from the Company or any subsidiary or affiliate.

13.	Transferability

        Each Incentive granted under the Plan will not be transferable or assignable by the recipient, and may not be made subject to execution, attachment or similar procedures, other than by will or the laws of descent and distribution or as determined by the Committee pursuant to the terms of any written Incentive award agreement in accordance with any other applicable law, rule or regulation.

14.	Discontinuance or Amendment of the Plan

        The Board may discontinue the Plan at any time and may from time to time amend or revise the terms of the Plan as permitted by applicable statutes, rules and regulations, except that it may not, without the consent of the grantees affected, revoke or alter, in a manner unfavorable to the grantees of any Incentives hereunder, any Incentives then outstanding, nor may the Board amend the Plan without shareholder approval where the absence of such approval would cause the Plan to fail to comply with applicable law or regulation. Unless approved by the Company’s shareholders or as otherwise specifically provided under this Plan, no adjustments or reduction of the exercise price of any outstanding Incentives shall be made in the event of a decline in stock price, either by reducing the exercise price of outstanding Incentives or through cancellation of outstanding Incentives in connection with a re-granting of Incentives at a lower price to the same individual.

15.	No Limitation on Compensation

        Nothing in the Plan shall be construed to limit the right of the Company to establish other plans or to pay compensation to its employees, in cash or property, in a manner that is not expressly authorized under the Plan.

16.	No Constraint on Corporate Action

        Nothing in the Plan shall be construed (i) to limit, impair or otherwise affect the Company’s right or power to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell or transfer all or any part of its business or assets, or (ii) except as provided in Section 14, to limit the right or power of the Company or any subsidiary or affiliate to take any action that such entity deems to be necessary or appropriate.

17.	Withholding Taxes

        The Company or any of its subsidiaries or affiliates shall have the right to make all payments or distributions pursuant to the Plan to a Participant net of any applicable federal, state, local and foreign taxes required to be paid or withheld as a result of (a) the grant of any Incentive, (b) the exercise of a Share Option, (c) the delivery of Ordinary Shares, (d) the lapse of any restrictions in connection with any Incentive or (e) any other event occurring pursuant to the Plan. The Company, or any subsidiary or affiliate, as applicable, shall have the right to withhold from wages or other amounts otherwise payable to a Participant such withholding taxes as may be required by law, or to otherwise require the Participant to pay such withholding taxes. If the Participant shall fail to make such tax payments as are required, the Company or any of its subsidiaries or affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to such Participant or to take such other action as may be necessary to satisfy such withholding obligations.

18.	Use of Proceeds

        The proceeds received by the Company from the sale of Ordinary Shares under the Plan shall be added to the general funds of the Company and shall be used for general corporate purposes.

19.	Provision for Foreign Participants

        Incentives may be granted to Participants who are foreign nationals or employed outside Israel, or both, on such terms and conditions different from those applicable to Incentives to Participants employed in Israel as may, in the discretion of the Committee, be necessary or desirable in order to recognize differences in local law or tax policy. The Committee may also impose conditions on the exercise or vesting of Incentives in order to minimize the Company’s obligation with respect to tax equalization for Participants on assignments outside their home countries.

20.	Restrictions

        The Committee shall have the power to impose such other restrictions on Incentives as it may deem necessary or appropriate to ensure that such Incentives satisfy all requirements for “performance-based compensation” within the meaning of Section 162(m)(4)(C) of the Code or any successor provision thereto, Section 102 of the Israeli Tax Ordinance or any other applicable tax law provision.

21.	Governing Law

        The Plan shall be construed in accordance with and governed by the laws of the State of Israel without giving effect to the principles of conflicts of laws.

ISRAELI SUB-PLAN
TO THE GILAT SATELLITE NETWORKS LTD.
2005 SHARE INCENTIVE PLAN

This Israeli Sub-Plan to the to the Gilat Satellite Networks Ltd. (the “Company”) 2005 Share Incentive Plan (respectively “Sub-Plan” and “2005 Plan”) was adopted by the Board of Directors of the Company in accordance with article 2 of the 2005 Plan in order to adjust the 2005 Plan to Section 102 of the Israeli Income Tax Ordinance [new version] – 1961 and the Income Tax Rules (Tax Relief for Issuance of Shares to Employees), 2003.

The Sub-Plan shall be valid for all grants of Incentives made by the Company under the 2005 Plan to Participants (all as defined below) under the 2005 Plan.

Except as detailed below, all other provisions, definitions, terms and conditions, of the 2005 Plan shall continue to be valid and in full force and effect.

1.	DEFINITIONS

DEFINED TERMS

Initially capitalized terms, except as detailed below, shall have the meaning ascribed to them in the 2005 Plan.

Definition	Meaning

“Affiliate(s)”	means a present or future company that either (i) Controls Gilat Satellite Networks Ltd., or is Controlled by Gilat Satellite Networks Ltd.; or (ii) is Controlled by the same person or entity that Controls Gilat Satellite Networks Ltd.

“Control” or “Controlled”	shall have the meaning ascribed thereto in Section 102.

“Holding Period”	means the period in which the Incentives granted to a Participant or, upon exercise thereof the underlying Shares, are to be held by the Trustee on behalf of the Participant, in accordance with Section 102, and pursuant to the Tax Track which the Company selects.

“Incentives”	mean any one or a combination of the following stock based incentives that may be granted to Participants under the 2005 Plan: (a) Share Options; (b) Performance Shares; (c) Performance Share Units; (d) Restricted Shares; (d) Restricted Share Units; and (e) other Share Based Awards.

“102 Letter”	means a letter from the Company to a Participant in which the Participant is notified of the decision to grant the Participant Incentives according to the terms of Section 102. The 102 Letter shall specify among other things, the Tax Track that the Company selected.

“Participant”	means an Israeli employee, officer or director of the Company or any Affiliate (provided that such person does not Control the Company), to whom Incentives are granted pursuant to the 2005 Plan.

“Section 102”	means Section 102 of the Tax Ordinance.

“Section 102 Rules”	means the Income Tax Rules (Tax Relief for Issuance of Shares to Employees), 2003.

“Tax Ordinance”	means the Israeli Income Tax Ordinance [New Version], 1961, as amended, and any regulations, rules, orders or procedures promulgated thereunder.

“Tax Track”	means one of the three tax tracks described under Section 102, specifically: (1) the “Capital Gains Track Through a Trustee”; (2) “Income Tax Track Through a Trustee”; or (3) the “Income Tax Track Without a Trustee”; each as defined in Sections 2.1-2.2, respectively.

2.	TRUST ARRANGEMENT AND HOLDING PERIOD

2.1	TRUSTEE TAX TRACKS

If the Company elects to grant Incentives through (i) the Capital Gains Track Through a Trustee, or (ii) the Income Tax Track Through a Trustee, then, in accordance with the requirements of Section 102, the Company shall appoint a trustee (the “Trustee”) who will hold in trust on behalf of each Participant the granted Incentives and the underlying shares issued upon exercise of such Incentives. For so long as the Trustee holds Ordinary Shares for the benefit of a Participant, the voting rights at the Company’s general meetings attached to such Ordinary Shares will remain with the Trustee. However, the Trustee shall not exercise such voting rights at meetings of the Company’s stockholders. The Trustee shall not be required to notify any such Israeli Participant of any meeting of the Company’s stockholders.

The Holding Period for the Incentives will be as follows:

(A)	The Capital Gains Tax Track Through a Trustee – if the Company elects to allocate the Incentives according to the provisions of this track, then the Holding Period will be: (1) 24 months as from the date of allocation of such Incentives to the Trustee; or (2) such period as may be determined in any amendment of Section 102.

(B)	Income Tax Track Through a Trustee – if the Company elects to allocate Incentives according to the provisions of this track, then the Holding Period will be (1) 12 months from the date of allocation; or (2) such period as may be determined in any amendment of Section 102.

Subject to Section 102 and the Rules, Participants shall not be able to receive from the Trustee, nor shall they be able to sell or dispose of underlying shares before the end of the applicable Holding Period. However, if a Participant sells or removes the shares form the Trustee before the end of the applicable Holding Period (“Breach”), then the Participant shall pay all applicable taxes imposed on such Breach by Section 7 of the Rules.

In the event of a distribution of rights, including an issuance of bonus shares, in connection with Incentives originally granted (the “Additional Rights”), all such Additional Rights shall be granted and/or issued to the Trustee for the benefit of Participants, and shall be held by the Trustee for the remainder of the Holding Period applicable to the Incentives originally granted. Such Additional Rights shall be treated in accordance with the provisions of the applicable Tax Track.

2.2	INCOME TAX TRACK WITHOUT A TRUSTEE

If the Company elects to grant Incentives according to the provisions of this track, then the Incentives will not be subject to a Holding Period.

2.3	TRACK SELECTION

The Company, in its sole discretion, shall elect under which of above three Tax Tracks each Incentive is granted and shall notify the Participant in the 102 Letter, which Tax Track applies to each Incentive.

No Incentive under the Capital Gains Track Through a Trustee or the Income Tax Track Through a Trustee may be granted pursuant to this Sub-Plan to any eligible Participant, unless and until, the Company’s election of the type of Incentive as Capital Gains Track Through a Trustee or Income Tax Track Through a Trustee (the “Election”) is appropriately filed with the Israeli Tax Authorities. Such Election shall become effective beginning with the date of grant of the first Incentive pursuant to such Tax Track and shall remain in effect at least until the end of the year following the year during which the Company first granted Incentives pursuant to such Tax Track under this Sub-Plan. The Election shall apply to all such Incentives granted during the period the Election is in effect, all in accordance with the provisions of Section 102(g) of the Tax Ordinance. For the avoidance of doubt, such Election shall not prevent the Company from granting Incentives under the Income Tax Track without a Trustee, at any time.

2.4	CONCURRENT CONDITIONS

The Holding Period, if any, is in addition to the vesting period as specified in the 2005 Plan. The Holding Period and vesting period may run concurrently, but neither is a substitute for the other, and each are independent terms and conditions for Incentives granted.

2.5	TRUST AGREEMENT

The terms and conditions applicable to the trust relating to the Tax Track selected by the Company, as appropriate, shall be set forth in an agreement signed by the Company and the Trustee (the “Trust Agreement”).

2.6	DIVIDENDS

Any dividends payable with respect to Ordinary Shares acquired or issued with respect to any Incentive granted pursuant to this Sub-Plan shall be subject to any applicable taxation on distribution of dividends, and when applicable subject to the provisions of Section 102 of the Tax Ordinance and the rules, regulations or orders promulgated thereunder.

3.	TAX MATTERS

Grants to Participants shall be governed by, and shall conform with and be interpreted so as to comply with, the requirements of Section 102 and any written approval from the Israeli Tax Authorities. All tax consequences under any applicable law (other than stamp duty) which may arise from the grant of Incentives, from the exercise thereof or from the holding or sale of underlying shares (or other securities issued under the 2005 Plan) by or on behalf of the Participant, shall be borne solely on the Participant. The Participant shall indemnify the Company and/or Affiliate and/or the Trustee, as the case may be, and hold them harmless, against and from any liability for any such tax or any penalty, interest or indexing.

If the Company elects to grant Incentives according to the provisions of the Income Tax Track Without a Trustee (Section 2.2 of this Sub-Plan), and if prior to the exercise of any and/or all of these Incentives, such Participant ceases to be an employee, director, or officer of the Company or Affiliate, the Participant shall deposit with the Company a guarantee or other security as required by law, in order to ensure the payment of applicable taxes upon the exercise of such Incentives.

4.	WITHHOLDING TAXES

Whenever an amount with respect to withholding tax relating to Incentives granted to a Participant and/or underlying shares issued upon the exercise thereof is due from the Participant and/or the Company and/or an Affiliate, the Company and/or an Affiliate shall have the right to demand from a Participant such amount sufficient to satisfy any applicable withholding tax requirements related thereto, and whenever shares or any other non-cash assets are to be delivered pursuant to the exercise of an Incentives, or transferred thereafter, the Company and/or an Affiliate shall have the right to require the Participant to remit to the Company and/or to the Affiliate, or to the Trustee an amount in cash sufficient to satisfy any applicable withholding tax requirements related thereto, and if such amount is not timely remitted, the Company and/or the Affiliate shall have the right to withhold or set-off (subject to Law) such shares or any other non-cash assets pending payment by the Participant of such amounts.

Until all taxes have been paid in accordance with Rule 7 of the Section 102 Rules, Incentives and/or underlying shares may not be sold, transferred, assigned, pledged, encumbered, or otherwise willfully hypothecated or disposed of, and no power of attorney or deed of transfer, whether for immediate or future use may be validly given. Notwithstanding the foregoing, the Incentives and/or underlying shares may be validly transferred in a transfer made by will or laws of descent, provided that the transferee thereof shall be subject to the provisions of Section 102 and the Section 102 Rules as would have been applicable to the deceased Participant were he or she to have survived.

5.	PARTICIPANT UNDERTAKINGS

Participants receiving Incentive grants under the 2005 Plan shall be required to sign an approval stating that: “by receiving grants under the 2005 Plan, the Participant (1) agrees and acknowledges that he or she have received and read the 2005 Plan and the 102 Letter; (2) undertakes all the provisions set forth in: Section 102 (including provisions regarding the applicable Tax Track that the Company has selected), the 102 Rules, the 2005 Plan, the 102 Letter and the Trust Agreement; and (3) subject to the provisions of Section 102 and the Rules, undertakes not to sell or release the shares from trust before the end of the Holding Period.”